Independent Auditors' Report





To the Board of Directors of

Scout Bond Fund, Inc.
and
the Securities and Exchange Commission:



RE:	Scout Bond Fund, Inc.

        Form N-17f-2

        File Number 811-3558



We have examined management's assertion about SCOUT BOND FUND, INC.'s (the "Company's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of December 31, 1997, and for the period June 30, 1997 through December 31, 1997, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those r equirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1997 and for the period June 30, 1997 through December 31, 1997, with respect to securities of SCOUT BOND FUND, INC., without prior notice to management:


      Securities owned as of the close of business on December 31, 1997, shown by the books and records were verified with the custodian, UMB Bank, n.a., which verification includes confirmation of securities with the Depository Trust Company, Participating Trust Company Depository and the Federal Reserve Bank, which use the book entry method of accounting for securities;

      Securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents were verified to supporting data where the securities were in-transit resulting from purchase or sale transactions;

      Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scout Bond Fund, Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Scout Bond Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


Kansas City, Missouri

March 17, 1998







        Washington, D.C. 20549


        FORM N-17f-2


        Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies


        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]



1. Investment Company Act File Number:	Date examination completed:

        811-3558                December 31, 1997



2. State Identification Number:

AL



AK      98 02173



AZ      S-0033492-QUAL



AR      85-M995-01



CA      504-5891



CO      IC-91-02-933



CT      SI45570



DE



DC      *



FL      *



GA      56-002876



HI



ID      48841



IL      9738155



IN      85-0449 IC



IA      I-19076



KS      83S0000725



KY      M29407



LA      54080**



ME      MF98-6738



MD      SN980019



MA      96-6992-MR



MI      227117



MN      R-28089.1



MS      MF-98-01-006



MO      Q-MT-1289



MT      9201



NE      015640



NV



NH



NJ      *



NM      980243



NY	S 27 53 22



NC



ND      62474



OH      10276



OK      I-321697



OR      98-0080**



PA      87-08-114MF



RI



SC      MF11225



SD      10195



TN      RM98-0285



TX      C 39434



UT      B00039221**



VT      1/16/98-21



VA      2610



WA      C-57911



WV      MF-24125



WI      341390-03



WY      20517



PUERTO RICO



Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers

**Securities in the Scout Funds Combined Prospectus included on one Notice
  Filing (Balanced Fund, Bond Fund, Money Market Fund, Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)



3. Exact name of investment company as specified in registration statement:

        Scout Bond Fund, Inc.



4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108




INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.



Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.
File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.


Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


Management believes that Scout Bond Fund, Inc. was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997, and during the period from June 30, 1997 (prior date of Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through December 31, 1997, with respect to securities reflected in the investment account of Scout Bond Fund, Inc.


SCOUT BOND FUND, INC.

By /s/Laurence J. Schmidt
      Laurence J. Schmidt, Senior Vice President